Exhibit 5.1
Geneva, February 26, 2009

MA/RFE
Board of Directors
Weatherford International Ltd.
(a Swiss joint-stock corporation)

Re:	USD 1,000,000,000 9.625% Senior Notes due 2019 USD 250,000,000 9.875% Senior Notes due 2039 (Guaranteed by Weatherford International Ltd., a Swiss joint-stock corporation)
Gentlemen,
A. CAPACITY
We have acted as special counsel to Weatherford International Ltd., a Swiss joint-stock corporation (“SwissCo”), in connection with the respective full and unconditional guarantees by SwissCo (the “SwissCo Guarantees”) of the following notes of Weatherford International Ltd., a Bermuda exempted company and a subsidiary of SwissCo (the “Issuer”): (i) $1,000,000,000 principal amount of 9.625% Senior Notes due 2019 and (ii) $250,000,000 principal amount of 9.875% Senior Notes due 2039 (collectively, the “Notes”). The Notes were issued pursuant to an indenture dated as of October 1, 2003, by and among the Issuer, Weatherford International, Inc., a Delaware corporation and subsidiary of the Issuer, and Deutsche Bank Trust Company Americas, as Trustee (as amended by a Second Supplemental Indenture, dated as of January 8, 2009, the “Indenture”) and, as regards the SwissCo Guarantees, a Third Supplemental Indenture, dated as of February 26, 2009 (the “SwissCo Supplemental Indenture”). The capitalized terms used herein and not defined herein have the meanings specified in the SwissCo Supplemental Indenture.

We have acted as special Swiss counsel to SwissCo in connection with the execution and delivery of the SwissCo Guarantees and the SwissCo Supplemental Indenture. We have not, however, acted as legal advisers to SwissCo in connection with the preparation and negotiation of the SwissCo Guarantees and the SwissCo Supplemental Indenture or any other document referred to therein.
B. DOCUMENTS EXAMINED
In acting as such counsel, we have examined:
(a)	a copy of the Indenture;

(b)	a copy of the SwissCo Supplemental Indenture executed by SwissCo;

(b)	the SwissCo Guarantees, consisting of two guarantee notations executed by SwissCo relating to the Notes;

(d)	a copy of the board resolutions adopted by the Board of Directors as of January 2, 2009 and February 25, 2009; and

(e)	an opinion back-up certificate dated February 26, 2009 and signed by Mr. Andrew P. Becnel, Principal Financial Officer of SwissCo.
The SwissCo Supplemental Indenture and the SwissCo Guarantees are collectively referred to herein as the “Documents”.
Except as stated above, we have not, for the purposes of this opinion, examined any other contract, instrument or other document affecting or relating to the Documents or any document entered into by or affecting any of the parties to the Documents or any of the corporate records of any such party, and we have not made any other inquiries concerning any such party.
C. SEARCHES
For the purpose of giving this opinion we have caused to be made in the Register of Commerce of Zug on February 26, 2009 a company search for any pending corporate actions with respect to SwissCo, to the exclusion of any other searches or inquiries.
D. ASSUMPTIONS
In giving this opinion, we have assumed:
(a)	the genuineness of all signatures (other than signatures of officers of SwissCo);

(b)	the authenticity and completeness of all documents submitted to us as originals;

(c)	the conformity to original documents of all documents submitted to us as certified copies or photocopies and the authenticity and completeness of the original documents where certified copies or photocopies have been submitted;

(d)	the conformity to original documents and the completeness of all documents received by us by facsimile transmission and the authenticity of the originals of such documents;

(e)	that each person expressed to be a party to any of the Documents (other than SwissCo) has all the requisite corporate, state, sovereign or other power to execute, deliver and perform its obligations under the relevant Document(s), has duly authorized such execution, delivery and performance by appropriate corporate, state, sovereign or other action and has duly executed and entered into the relevant Document(s);

(f)	that no laws other than those of Switzerland would affect any of the conclusions stated in this opinion; and

(g)	that all certificates and other documents which we have examined or on which we have expressed reliance remain accurate, in force and unrevoked, and that no additional matters would have been disclosed by a company search at the Register of Commerce of the Canton of Zug if carried out since the carrying out of the searches referred to above.
In rendering our opinion, we have relied, to the extent we deem necessary and proper, on warranties and representations as to certain factual matters contained in the Documents. We have no actual knowledge of any material inaccuracies in any of the facts stated in such Documents.
E. OPINION
Based on the foregoing, and subject to the limitations and qualifications made herein, we are of the following opinion:
SwissCo has taken all corporate actions required to authorize its execution, delivery and performance of the Documents. The Documents have been duly executed and delivered by or on behalf of SwissCo.

F. QUALIFICATIONS
This opinion is subject to the following qualifications:
(a)	The enforcement of the Documents may be limited or affected by applicable bankruptcy, liquidation, arrangement, insolvency, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), including, without limitation, the possible unavailability of specific performance, injunctive relief or any other equitable remedy and concepts of materiality, reasonableness, good faith and fair dealing.
(b)	A company search is not capable of revealing whether a winding-up petition has been presented; a notice of a winding-up order or of the appointment of a receiver may not be filed immediately at the Register of Commerce; in addition, there may be administrative delays at the Register of Commerce after submission of notices for filing.
(c)	The opinions expressed in the present letter are only made at the date thereof and cannot be relied upon for events, changes in law or new enactments of law which occur subsequent to the issuance of this letter. We undertake no obligation to update such opinion in connection with events occurring or coming to our attention after the date hereof.
(d)	Except as explicitly stated herein, we express no opinion in relation to the factual nature of any undertaking, representation or warranty contained in any of the Documents, nor upon the commercial terms of the transactions contemplated thereby.

(e)	Except as explicitly stated herein, we express no opinion with regard to tax matters.
(f)	Equitable remedies such as injunctions or orders for specific performance are discretionary and will not be granted automatically by a court in Switzerland. Nothing in this opinion is to be taken as indicating that such a remedy would be available in respect of obligations under the Agreements.
(g)	Any provision in the Documents providing that any calculation or determination is to be conclusive and binding will not be effective if such calculation or determination is fraudulent, and such provision will not necessarily prevent judicial enquiry into the merits of any claim by any party hereto.
(h)	Where obligations are to be performed in a jurisdiction outside Switzerland, they may not be enforceable under the laws of Switzerland to the extent that such performance would be contrary to public policy under the laws of that jurisdiction.

(i)	Any claim or judgment expressed in a currency other than Swiss francs must be converted into Swiss francs at the exchange rate applicable at the time of filing the claim for the purpose of enforcement against companies in Switzerland.
(j)	No attachment order prior to judgement can generally be obtained in Switzerland on the assets of SwissCo which are located in Switzerland.
In this opinion, Swiss legal concepts are expressed in English terms and not in their original French, German or Italian terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. This opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising thereunder will be governed by Swiss law and be brought before a Swiss court.
This opinion is given only on behalf of Baker & McKenzie Geneva and not on behalf of any other member firms of Baker & McKenzie International. In this opinion, the expression “we”, “us” and “our” and like expressions should be construed accordingly.
Very truly yours,

/s/ Martin Anderson